(Logo of Fairview Capital LLC appears here)

Fairview Capital LLC


Friday, May 10, 1996

Bill:


  We are grateful for your willingness to assist us in finalizing the Jotan transaction. I hope the following is a correct and acceptable representation of the terms for a bridge loan to F-Jotan, L.L.C. (or, the "Company"), the entity which will be making the investment in the preferred shares, and which is controlled by me as the only manager:

  1. You will make a loan to F-Jotan of up to $500,000 which will be considered a true bridge loan, carrying interest at a compounding 10% rate until repayment, and an option (for $100 purchase price) for the right to receive an amount equal to 5% of the cash and any other consideration proceeds above the return of the $2,000,000 principal. If the loan is less than the maximum, the 5% option above will be pro-rated accordingly (but not below 4%).

  2. For a period of 30 days after the closing of the Jotan transaction, which is scheduled to be May 15th (next Wednesday), you, Tom Darden, Bill Moore and I will determine if it is desirable and appropriate to have the SBIC replace your loan with a more permanent one, perhaps therewith taking a 10% profit participation (instead of the 5% you would have received for the shorter loan). During the initial period post closing, you may convert any portion of your interest to equity in the Company at your option.

  3. If the answer to #2 above is negative and less than 100% of the loan is converted to equity by you, then beginning on the 31st day from closing F-Jotan will have 45 days to repay the balance of your loan, without additional penalty, on the terms outlined above in item #1. If the repayment is not made in that time, then F-Jotan will have another
  45 days to repay the loan, but the option participation shall be 10% rather than 5%.

  4. If the repayment is still not made after the time allowed above, then you shall have additional rights in the Company:

    For up to six months from the end of the 30 + 90 days described above, you may convert any or all of your loan to equity in the Company.

    *You will be named as the only additional manager of the Company and therefore have a 50% voice in the commitment of capital decisions of Jotan, Inc.,

  (* You will also have this option from day one until you convert or are repaid.)

  through the Letter Agreement between the Company and F-Jotan. You will be named to the Board of Jotan, Inc. if you so wish.


  - The option participation becomes 25%.


  5. As additional consideration for your willingness to make the loan, and to the extent of the Company's power to control it, the Company will give you a right of first refusal to acquire and/or co-lead the financing of the acquisition previously discussed. (Due to the size of this deal the Company's ability to enforce terms on both, Jotan and/or outside financing sources is probably limited to its veto powers. I expect, however, that we will have control of this transaction.)


  Bill, I hope this captures your intent. If so, please let me know by signing below. We will construct a note reflecting these terms. If all is well, then I will need funds Wednesday (Tuesday wire). I am going to "pre-sell" the loan amount on the assumption that you will not wish to stay involved. I do not expect to have difficulty with this except for time.


                                   Sincerely,
                                   (Signature of James D. Lumsden appears here)
                                   James D. Lumsden
                                   Manager, F-Jotan, L.L.C.


Agreed and Accepted as of the date above:
(Signature of William L. Rogers appears here)
William L. Rogers